Mail Stop 4561

April 23, 2008

VIA USMAIL and FAX (781) 246-2807

Ms. Barbara Fournier
Chief Operating Officer (Principal Financial Officer)
FSP Galleria North Corp.
401 Edgewater Place, Suite 200
Wakefield, Massachusetts 01880

> **Re:** **FSP Galleria North Corp.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on March 7, 2008**
> **File No. 000-51940**

Dear Ms. Barbara Fournier:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant